March 31, 2014

Via EDGAR Correspondance

Kathy Churko

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re: ARK ETF Trust, File Nos. 333-191019 and 811-22883

Dear Ms. Churko:

We are writing in response to the comments you provided during a telephone call on March 13, 2014 regarding the Pre-Effective Amendment No. 1 to the registration statement on Form N-1A for ARK ETF Trust (“Trust”), filed with the Securities and Exchange Commission (“SEC”) on February 14, 2014 (“Registration Statement”), registering the Trust’s four series, ARK Innovation ETF (“Innovation Fund”), ARK Genomic Revolution ETF (“Genomic Revolution Fund”), ARK Industrial Innovation ETF (“Industrial Innovation Fund”), and ARK Web x.0 ETF (“Web x.0 Fund”). Please note that Pre-Effective Amendment No. 2 reflects some minor changes to the names of the Funds, as reflected above.

On behalf of the Trust, set forth below (in italics) are the comments from the staff of the Division of Investment Management (“Staff”) on the Registration Statement along with our responses. Changes made to the Trust’s Registration Statement in response to the Staff’s comments as well as certain other necessary changes to the Registration Statement are reflected in Pre-Effective Amendment No. 2 to the Trust’s Registration Statement which is being filed with the Commission on March 31, 2014.

PROSPECTUS

Innovation Fund

Principal Investment Strategies

Comment 1.	Please explain the phrase “traditional telecommunications services.”

Response 1.	Registrant has revised the description of the principal investment strategies of the Fund so the phrase “traditional telecommunications services” has been removed from the description. Registrant believes the current description of the Fund’s principal investment strategies is a clearer and more accurate description.

Comment 2.	The explanation of “Web x.0 Companies” contained in the bulleted paragraph on page 3 appears broader in scope than the definition provided in the first paragraph of the Principal Investment Strategies. Please revise so that the meaning of the term “Web x.0 Companies” is consistent.

Response 2.	Registrant has complied with this comment.

Genomic Revolution Fund and Web x.0 Fund

Comment 3.	A fund with a name that suggests the fund focuses on a particular type of investment must invest at least 80% of its assets in the type of investment suggested by the name. Please revise disclosure, as appropriate, or explain to the staff how each of the Genomic Revolution Fund and the Web x.0 Fund meets the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”).

Response 3.	Registrant has complied with this comment.

Consistent with SEC Release 2004-89 and as you have requested, the Trust hereby acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions about any responses to these comments, please call me at 202-261-3302. We are hoping that the Registration Statement will be made effective by the Commission no later than May 31, 2014. We expect to make one more pre-effective amendment filing in order to include all missing information, necessary exhibits, opinions and consents in the Registration Statement. Please let us know if this deadline presents any problem.

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Sincerely,

/s/ Jane A. Kanter

Jane A. Kanter

cc:	Catherine Wood
Allison Fumai
Jonathon Gaines

19091708.2

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